Exhibit 99.8

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No. 333-160500 on Form S-8 and to the use of our reports dated March 4, 2010 relating to the consolidated financial statements of New Gold Inc. (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference relating to changes in accounting principles) and the effectiveness of New Gold Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of New Gold Inc. for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
March 26, 2010